February 14, 2018

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Chris Edwards

Re:	Zosano Pharma Corporation
Registration Statement on Form S-1 (File No. 333-222265)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 12, 2018, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Tuesday, February 13, 2018, at 4:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

[Signature Page Follows]

Very truly yours, BTIG, LLC

By:	/s/ Stephen Ortiz
Name:	Stephen Ortiz
Title:	Managing Director

As Representative of the underwriters

[Signature Page to Withdrawal of Acceleration Request]